EXHIBIT 99.1

POET Technologies Reports Full Year 2019 Financial Results

TORONTO, April 29, 2020 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (OTCQX: POETF; TSX Venture: PTK), the designer and developer of the POET Optical Interposer and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today reported its audited consolidated financial results for the full year ended December 31, 2019. The Company’s financial results as well as the Management Discussion and Analysis have been filed on SEDAR.

2019 Financial (non-IFRS) and Recent Business Highlights:

  Full year revenue, including contribution from discontinued operations, was US$4.4 million compared to US$3.9 million in 2018;
  Gross margin, including contribution from discontinued operations, increased to 73% from 62% in 2018;
  The Company consummated the previously announced sale of DenseLight for US$26 million, resulting in a gain of US$8.7 million;
  As of December 31, 2019, the Company had received US$8.0 million of the $26 million of consideration, with the remainder to be paid according to an agreed schedule. Subsequent to the end of the year, on February 14, 2020 and March 30, 2020, the Company received US$4.75 million and US$8.25 million, respectively. The remaining $5.0 million is due to be received by POET on or before May 31, 2020;
  The Company repaid outstanding debt in full to secured lenders and subsequently all associated security interests in the assets of POET were discharged;
  Announced the appointment of Vivek Rajgarhia as President and General Manager of the Company, while Suresh Venkatesan added the title of Chairman to his existing role as CEO;
  Successfully completed its proof of concept Optical Interposer Development Project with a leading North America-based networking customer.

Financial Summary

Due to the sale of its wholly owned subsidiary, DenseLight Semiconductor Pte Ltd (“DenseLight”), the Company is required to report the activities of DenseLight as a discontinued operation with effect from January 1, 2019. The financial statements filed today reflect this classification. The Company operated as a single integrated entity until November 8, 2019, the Closing Date of the sale transaction. For comparative purposes, all financial data below represent the combined results from both continuing and discontinued operations and is presented on a proforma, non-IFRS basis in the table at the bottom of this press release. The required IFRS presentation of the Company’s Financial Statements can be found in its recent filings on SEDAR.

With the sale of DenseLight, the Company recognized only one month of revenue in the fourth quarter of 2019. Revenue in the third quarter of 2019 was US$1.2 million. Fourth quarter 2018 revenue was US$1.6 million. Even with a stub period in the fourth quarter of 2019, revenue for the full year increased by US$0.5 million, or 14%, to US$4.4 million compared to revenue of US$3.9 million in 2018. The increase resulted primarily from an increase in NRE revenue that DenseLight began recognizing in late 2018. For the full year 2019 the increased NRE contributed to higher gross margin of US$3.2 million, or 73% of revenue, compared to US$2.4 million, or 62% of revenue, in 2018.

Including discontinued operations, the Company reported consolidated net income of US$3.5 million, or US$0.01 per share, in the fourth quarter of 2019 compared to a net loss of (US$2.9) million, or (US$0.01) per share, in the third quarter of 2019. Net loss was (US$3.6) million, or (US$0.01) per share, in the fourth quarter of 2018. The net income in the fourth quarter of 2019 included a gain of US$8.7 million on the US$26 million in proceeds from the sale of DenseLight. Non-cash expenses in the fourth quarter of 2019 included stock-based compensation of US$0.3 million, and depreciation and amortization of US$0.1 million. Non-cash costs for the third quarter of 2019 included stock-based compensation of US$0.9 million, and depreciation and amortization of US$42,000. Non-cash stock-based compensation and depreciation and amortization were US$1.0 million and US$0.7 million, respectively, in the fourth quarter of 2018. The reduction of depreciation and amortization expense in 2019 compared to 2018 is a result of the classification of the DenseLight subsidiary as discontinued operations, for which depreciation and amortization expense is not recognized.

The Company reported other income of US$5,677 in the fourth quarter of 2019 and US$1.2 million in the third quarter of 2019. Other income was US$0.9 million in the fourth quarter of 2018. Other income in third quarter of 2019 and the fourth quarter of 2018 primarily related to cash recoveries from the Economic Development Board (“EDB”) of Singapore as credits for expenditures on certain qualifying R&D costs. The Company met all of the requirements for the EDB credits and received those funds. The EDB program ended in the third quarter of 2019.

During the fourth quarter of 2019, the Company had non-cash debt-related finance costs of US$254,000 compared to US$235,000 in the third quarter of 2019. There were no debt-related finance costs in the fourth quarter of 2018. Fourth quarter 2019 interest paid on funds borrowed amounted to US$193,000 compared to US$209,000 in the third quarter of 2019. No interest was paid in fourth quarter of 2018.

On a non-IFRS basis, cash loss from operations in fourth quarter of 2019 was (US$3.7) million compared to (US$1.9) million in the prior quarter and (US$5.6) million during the same quarter in 2018.

During the fourth quarter of 2019, the Company repaid US$4.0 million of bridge loans and a promissory note plus accrued interest to certain debt holders per the debt agreements. The Company ended the year with $1.4 million in cash and cash equivalents.

Non-IFRS Financial Performance Measures

Certain financial information presented in this press release is not prescribed by IFRS. These non-IFRS financial performance measures are included because management has used the information to analyze the business performance and financial position of POET prior to the sale of its DenseLight subsidiary. These non-IFRS financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

In order to provide the combined business performance and financial position prior to the sale of DenseLight, certain non-IFRS financial performance measures have been combined to show an aggregate number. Such proforma combined numbers are illustrative only and actual figures may vary materially.

POET TECHNOLOGIES INC. AND SUBSIDIARIES
PROFORMA – NON-IFRS PRESENTATION OF THE
COMBINED RESULTS OF CONTINUING AND DISCONTINUED OPERATIONS
(AMOUNTS ARE IN US DOLLARS)

For the Quarter ended:	31-Dec-19	30-Sep-19	30-Jun-19	31-Mar-19	31-Dec-18

Sales	52,912	1,182,729	1,358,473	1,832,241	1,555,714
Cost of sales	(79,080)	(348,869)	(410,447)	(362,977)	(509,164)
Research and development	(1,421,518)	(2,011,887)	(2,233,298)	(1,885,906)	(2,531,564)
Depreciation and amortization	(118,912)	(41,748)	(34,798)	(48,216)	(666,272)
Professional fees	(415,571)	(374,524)	(194,031)	(183,163)	(275,267)
Wages and benefits	(567,309)	(677,200)	(657,239)	(605,831)	(608,197)
Management and consulting fees	(61,260)	(31,230)	(30,834)	(31,033)	(31,242)
Stock-based compensation	(295,950)	(917,646)	(766,503)	(832,433)	(1,017,127)
General expenses and rent	(424,532)	(427,231)	(487,124)	(632,023)	(512,771)
Debt issuance cost	(145,917)	(124,522)	(101,901)	-	-
Impairment and other loss	(1,764,459)	-	-	-	22,058
Interest expense	(310,341)	(346,925)	(223,755)	(13,384)	-
Other (income), including interest	5,677	1,174,838	1,579	80,183	903,656
Gain on sale of discontinued operations, net of taxes	8,707,280	-	-	-	-
Taxes	292,740	-	-	-	74,485
Net income (loss)	3,453,760	(2,944,215)	(3,779,878)	(2,682,542)	(3,595,691)
Net income (loss) per share	0.01	(0.01)	(0.01)	(0.01)	(0.01)

About POET Technologies Inc.

POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, receiving full payment for its sale of its DenseLight subsidiary, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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